Jenny B. Neslin
Associate
TEL +1 212 878 3370
FAX +1 212 878 8375
jenny.neslin@cliffordchance.com
August 11, 2010
VIA EDGAR AND FEDERAL EXPRESS
Jennifer Gowetski
Philip L. Rothenberg
Mail Stop 3010
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-0404
Re: Carey Watermark Investors Incorporated
Dear Ms. Gowetski and Mr. Rothenberg:
On behalf of our client, Carey Watermark Investors Incorporated, a Maryland corporation (the “Company”), we supplementally submit for filing a revised sales material (the “Sales Material”) intended for potential investors, relating to the Company’s proposed offering pursuant to the Company’s Registration Statement on Form S-11 (File No. 333-149899) (the “Registration Statement”). The Sales Material includes changes made in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission contained in the Staff’s letter dated July 30, 2010, with respect to the Sales Material filed previously on July 14, 2010.
Set forth below are the Company’s responses to the Staff’s July 30, 2010 comments. The responses are set out in the order in which the comments were set out in the Staff’s letter and are numbered accordingly.
We have enclosed with this letter both a clean and marked copy of the Sales Material, reflecting all changes made to the previously filed Sales Material.
Sales Materials
1.	Please revise your summary risk factor bullet points to disclose that because you are designed to be a long-term investment, it will be difficult for shareholders to sell their shares promptly or at all.

The requested disclosure has been added to the third risk factor bullet on page C, as indicated by Notes1 and 2 on page C of the marked copy of the Sales Material.

Jennifer Gowetski
Philip L. Rothenberg
United States Securities and Exchange Commission

2.	We note your disclosure on page 2 that W. P. Carey and CPA programs have never missed a quarterly payment and no full term investor has ever lost money in any CPA program. Please balance this disclosure with a discussion of the adverse business developments experienced by W.P. Carey and CPA programs.

The requested disclosure has been added as a footnote on page 2, as indicated by Note 5 on page 2 of the marked copy of the Sales Material.
3.	As you have done in the prospectus, please revise your disclosure to clarify, if true, whether offering proceeds, borrowings or other sources aside from earnings and cash flow from operating activities, including a waiver or reduction of fees, were used to make distributions for CPA Programs.

The requested disclosure has been added on page 2, as indicated by Note 4 on page 2 of the marked copy of the Sales Material.
4.	On page 3, please revise to clarify what you mean by “a differentiated investment approach” and “a lack of legacy issues.” In addition, please quantify the maximum leverage you can incur.

The disclosure has been revised as requested on page 3, as indicated by Notes 1 and 2 on page 3 of the marked copy of the Sales Material.
5.	On pages 6-7 you state that you “seek to leverage the operationally intense nature of lodging assets by employing aggressive portfolio and asset-specific management to enhance value and returns.” The meaning of this sentence is unclear. Please revise.

The disclosure has been revised as requested on pages 6-7, as indicated by Notes 1 and 2 on pages 6-7 of the marked copy of the Sales Material.
If you have any questions or if we may be of any further assistance, please do not hesitate to contact me at (212) 878-3370.

Sincerely,
/s/ Jenny B. Neslin
Jenny B. Neslin

Enclosures

cc:	Susan Hyde Kristina McMenamin Michael G. Medzigian, Carey Watermark Investors Incorporated Kathleen L. Werner, Clifford Chance US LLP